Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to Registration Statement (Form S-4) and related Prospectus of Mueller Water Products, Inc. for the registration of $225,000,000 of its 8 3/4 % senior notes due 2020 and to the incorporation by reference therein of our reports dated November 24, 2009 with respect to the consolidated financial statements of Mueller Water Products, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Mueller Water Products, Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

October 15, 2010